Exhibit 99.56

THIS CONVERTIBLE SUBORDINATED PROMISSORY NOTE AND ANY SECURITY ISSUED UPON CONVERSION OF THIS CONVERTIBLE SUBORDINATED PROMISSORY NOTE MAY BE SUBJECT TO CERTAIN RESALE RESTRICTIONS PURSUANT TO THE PROVISIONS OF THE SECURITIES ACT (BRITISH COLUMBIA) AND THE REGULATIONS THEREUNDER, AND TO CERTAIN TRANSFER RESTRICTIONS PURSUANT TO THE ARTICLES OF THE ISSUER OR A UNANIMOUS SHAREHOLDER AGREEMENT WITH RESPECT TO THE ISSUER, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE ISSUER.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE LATER OF (I) THE ISSUE DATE OF THIS NOTE AND (II) THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.

THIS CONVERTIBLE SUBORDINATED PROMISSORY IS SUBJECT TO THE SUBORDINATION PROVISIONS SET FORTH IN SECTION 6 HEREIN. ACCORDINGLY, THIS CONVERTIBLE SUBORDINATED PROMISSORY AND THE RIGHTS AND OBLIGATIONS EVIDENCED HEREBY ARE SUBORDINATE TO THE RIGHTS AND OBLIGATIONS DUE TO THE SENIOR LENDERS (AS DEFINED BELOW) AS SET FORTH IN SECTION 6 HEREOF.

CONVERTIBLE SUBORDINATED PROMISSORY NOTE

$2,853,990	October 30th, 2025 (the “Issue Date”)

For value received, BITZERO BLOCKCHAIN INC. (the “Company”), promises to pay to the order of FAR Holdings Bermuda Ltd (the “Holder”), the principal sum of $2,853,990 (the “Principal Amount’’), together with interest accrued on the Principal Amount as provided in Section 3 below. This Note is subject to the following terms and conditions:

1.	Issuance of Note. As a condition to the entering into this convertible promissory note (“Note”) the Holder and the Company shall have entered into the Sale and Purchase Agreement to be entered into between the Holder and the Company (the “Purchase Agreement”).

2.	Suspensive Condition. Any right granted under this Note shall remain subject to the occurrence of the Completion Date prior to April 22, 2026. For the avoidance of doubt, provided that Company has fully complied with its obligations under the Purchase Agreement, in accordance with the terms of the Purchase Agreement and is not otherwise in default thereunder, and the Completion Date does not occur on or before April 22, 2026, this Note shall be deemed null and void, and of no further force or effect.

3.	Interest. Subject to Section 2, interest will accrue on the balance of the Principal Amount from time to time outstanding at the rate of:

(a)	Regular. 10% per year, calculated on the basis of a 365-day year for the actual number of days elapsed and compounded annually, from the Manufacturer Payment Date until conversion or payment in full of the Outstanding Amount.

(b)	Event of default. Notwithstanding paragraph 3(a), upon the occurrence of any Event of Default (defined herein), the interest rate shall increase to 12% per year, calculated on the basis of a 365-day year for the actual number of days elapsed and compounded annually, from the date of occurrence of the Event of Default until conversion or payment in full, it being understood that no interest shall accrue prior to the Manufacturer Payment Date.

4.	Maturity Date. If this Note is not earlier converted in accordance with Section 5, all unpaid Principal Amount plus all accrued and unpaid interest and all other amounts then owing under this Note will be immediately due and payable on the date that is eighteen (18) months from the Issue Date (the “Maturity Date”).

5.	Conversion.

(a)	Definitions. In this Note:

(i)	“Accrued Interest” any portion of the Outstanding Amount attributable to accrued interest as calculated pursuant to Section 3 of the Note;

(ii)	“Common Shares” means the common shares in the capital of the Company;

(iii)	“Completion Date” means the date on which (i) the Manufacturer has successfully completed the Factory Acceptance Testing (“FAT”) for all Equipment, (ii) the FAT certificate has been issued and accepted by the Company and (iii) the Equipment has been made available for pickup at the Manufacturer’s premises in accordance with the EXW delivery term;

(iv)	“Conversion Date” shall mean, as applicable, Optional Conversion Date, the Maturity Date Conversion Date, and any other date under this Note, which is five (5) business days after a conversion notice seeking the issuance of Conversion Shares is duly delivered to the Company;

(v)	« Conversion Price » means an amount equal to $0.40, as adjusted in accordance with the terms of this Note;

(vi)	“Conversion Shares” means shares in the capital of the Company issued or issuable upon conversion of the Outstanding Amount;

(vii)	“Equipment” has the meaning ascribed to it in the Purchase Agreement;

(viii)	“Junior Lien” shall mean any security interest and/or lien that Holder may have in any assets of the Company;

(ix)	“Manufacturer” means JY Transformer Co. Ltd;

(x)	“Manufacturer Payment Date” means the date on which the Holder has made payment of the Equipment to the Manufacturer, as established upon presentation to the Company of satisfactory proof of such payment;

(xi)	“Outstanding Amount” means the entire then-outstanding and unpaid Principal Amount, together with all accrued but unpaid interest and any other amounts owed to Holder under this Note;

(xii)	“Senior Debt” means, collectively, all indebtedness arising under or in connection with the Senior Loan and Guaranty Agreement (whether or not existing as of the date hereof) and any indebtedness incurred to refinance, increase, renew, supplement or replace the same;

(xiii)	“Senior Lenders” means JGB Capital, LP, JGB Partners, LP and Deepdale Investors, LLC;

(xiv)	“Senior Lien” means any security interest and/or liens that Senior Lenders now or hereafter acquire in the assets of the maker of this Note; and

(xv)	“Senior Loan and Guaranty Agreement” means the Loan and Guaranty Agreement entered into between, inter alias, the Company and the Senior Lenders as of June 27, 2025, as amended from time to time, collectively with the other Loan Documents (as defined in the Senior Loan and Guaranty Agreement).

(b)	Optional Conversion. Subject to Section 2, at any time following the Completion Date and before conversion or repayment in full of this Note prior to the Maturity Date, the Holder may elect, in its sole discretion, by written notice delivered to the Company (“Optional Conversion Notice”) to convert the Outstanding Amount, in whole or in part, into such number of fully paid and non-assessable Common Shares equal to the quotient of (i) the amount of the Outstanding Amount sought to be converted as of the date of receipt by the Company of the Optional Conversion Notice, divided by (ii) the Conversion Price. The Company shall issue any such Conversion Shares sought to be issued under the Optional Conversion Notice, within five (5) business days of receipt of the Optional Conversion Notice (the “Optional Conversion Date”).

(c)	Optional Conversion upon the Maturity Date.

(i)	Subject to Section 2, if no repayment or conversion pursuant to this Note has occurred prior to the Maturity Date, then, the Holder may elect, in its sole discretion, by written notice delivered to the Company (“Maturity Date Conversion Notice”) to convert the Outstanding Amount, in whole or in part, into such number of fully paid and non-assessable Common Shares equal to the quotient of (i) the amount of the Outstanding Amount sought to be converted as of the date of receipt by the Company of the Optional Conversion Notice, divided by (ii) the Conversion Price. The Company shall issue any such Conversion Shares sought to be issued under the Maturity Date Conversion Notice, within five (5) business days of receipt of the Maturity Date Conversion Notice (the “Maturity Date Conversion Date”).

(ii)	If the Holder does not deliver a Maturity Date Conversion Notice to the Company at least five business days before the Maturity Date, the Note will become due and payable as of the Maturity Date, for an amount equal to the Outstanding Amount.

(d)	Notice of a Repayment Event. The Company will give the Holder written notice at least 10 business days before an anticipated Repayment Event (the “Anticipated Repayment Event Date”), which notice will set forth the Anticipated Repayment Event Date.

(e)	Conversion Documents. Upon any conversion of this Note, the Holder will sign and deliver to the Company, as a condition to such conversion, all documents reasonably requested by the Company to effect the conversion (the “Conversion Documents”). The Company will not give effect to the conversion of this Note, and all rights and privileges of the Holder under this Note (other than the right to complete the conversion) will automatically be suspended, until such time as the Holder has signed and delivered all Conversion Documents.

(f)	Mechanics and Effect of Conversion. No fractional shares in the capital of the Company will be issued upon conversion of this Note. In lieu of any fractional share to which the Holder would otherwise be entitled, the Company will pay to the Holder in cash the unconverted Outstanding Amount that would otherwise be converted into a fractional share. At its expense, the Company will, within five business days after conversion of this Note, issue and deliver a certificate or certificates for the number of fully paid and non-assessable shares of the Company to which the Holder is entitled upon conversion (the “Certificates”), together with any other securities and property to which the Holder is entitled upon conversion under the terms of this Note, including a cheque payable to the Holder for any cash amounts payable as described in this Note, to (i) the Holder, at the Holder’s principal office, or (ii) the Holder’s custodian as directed by the Holder before conversion. The Holder will provide the registration and delivery instructions for the Certificates to the Company before any conversion. Concurrently with conversion of this Note and the delivery of the Certificates, the Holder will (i) provided that the Holder is converting the entirety of the then-outstanding Outstanding Amount, surrender this Note to the Company at its principal office or at such location as directed by the Company; (ii) deliver the documents required by Section 5(e); and (iii) sign and deliver to the Company a full release and discharge of the Note in a form provided by the Company and acceptable to the Holder, acting reasonably. Upon completion of the conversion, the Company will be released from all of its obligations and liabilities under this Note.

6.	Subordination. The Company and the Holder (the “Parties”) hereby irrevocably agree that the payment of any and all of the obligations under this Note shall be subordinate to the Senior Debt, and that each purchaser of Senior Debt, whether now outstanding or hereafter created, incurred, assumed or guaranteed, shall be deemed to have acquired Senior Debt in reliance upon the provisions contained in this Section 6. Notwithstanding any provision to the contrary contained in this Note, no payment (whether of principal, interest, or otherwise) shall be payable on or with respect to this Note until the date that is six months following the date that the Senior Debt is satisfied in accordance with the terms of the Senior Loan and Guaranty Agreement. In addition to the foregoing, Holder hereby subordinates the Junior Liens to the Senior Liens. Notwithstanding the respective dates of attachment or perfection of the Junior Liens and the Senior Liens, the Senior Liens shall at all times be prior and senior to the Junior Liens. Until the Senior Debt is satisfied in accordance with the terms of the Senior Loan and Guaranty Agreement, the Senior Debt shall continue to be treated as Senior Debt and the provisions of this Section 6 shall continue to govern the relative rights and priorities of Senior Lenders and Holder even if all or part of the Senior Debt or the Senior Liens are subordinated, set aside, avoided or disallowed in connection with any proceeding, and Note (including this Section 6) shall be reinstated if at any time any payment of any of the Senior Debt is rescinded or must otherwise be returned by Senior Lenders or any representative thereof. Notwithstanding anything to the contrary, the word “payment” does not include the conversion of the Outstanding Amount into Common Shares.

7.	Currency; Payment. All monetary amounts referred to in this Note shall refer to the lawful money of the United States of America. All payments made under this Note shall be made in such currency, at such place as the Holder may from time to time designate in writing to the Company.

8.	Readjustment in the Conversion Price.

(a)	The number and type of titles that may be received upon the conversion of the Note and the Conversion Price may be readjusted from time to time in the event of the subdivision, consolidation, redesignation, reclassification, consolidation or splitting of shares in the share capital of the Company, or in the event of the declaration of any dividend payable in Common Shares in the share capital of the Company or in shares of a class convertible into Common Shares in the share capital of the Company, or in the event of the merger, reorganization or consolidation of the Company (collectively, a “Reorganization”). If applicable, the Company shall regularize the Holder’s rights in order to allow the Holder to acquire the same proportion of Common Shares as he would have obtained following the exercise of the right of conversion represented by the Note in the absence of such Reorganization. In the event that the number of Common Shares is readjusted as a result of any transaction pursuant to this paragraph, the Conversion Price will be readjusted proportionately so that the conversion of the Note is not more costly to the Holder as a result of such Reorganization.

(b)	In the event of a readjustment of the Conversion Price in accordance with paragraph 8(a) hereof, the Company shall issue a note (a “Readjustment Note”), signed by an officer of the Company, describing with sufficient precision the event justifying such readjustment, the amount thereof and the method of calculation used, as well as the Conversion Price and the number of Common Shares issuable upon conversion of the Note after such readjustment, and shall send copies of such Readjustment Note to the Holder of this Note by email or to the address of the Holder of this Note appearing on the books and records of the Company. The Company shall send to the Holder of this Note, upon the written request of the Holder, a note signed by an officer of the Company, indicating the readjusted Conversion Price and the number of Common Shares that may be issued upon exercise of the Note on the date of such request.

9.	Events of Default. All amounts owing under this Note, including the outstanding Principal Amount and all Accrued Interest thereon, will, at the option of the Holder, become immediately due and payable upon the occurrence of any of the following events (each, an “Event of Default”):

(a)	the Company fails to pay when due any amount payable under this Note;

(b)	the Company defaults in the observance or performance of any representation, warranty, or covenant contained in this Note (other than a payment covenant referred to in Section 9(a)) which results in a Material Adverse Effect (as defined below) and, provided that such default is capable of being remedied, the Company fails to remedy the default within 20 business days following the Company’s receipt of written notice of the default from any of the Holders;

(c)	the Company fails to issue Conversion Shares pursuant to a duly delivered notice of conversion by Holder;

(d)	the Company defaults in payment of any principal, interest or other fee or charge on any other indebtedness of the Company (other than the Notes) in excess of $1,000,000 when the same becomes due, after giving effect to any applicable cure or grace periods;

(e)	the Company makes an assignment for the benefit of its creditors, acknowledges its insolvency in any manner whatsoever, or commits an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada) or any similar law of any jurisdiction;

(f)	the Company institutes any proceeding or takes any corporate action or signs any agreement or notice of intention to authorize its participation in or commencement of any proceeding (i) seeking to adjudicate it as bankrupt or insolvent, or (ii) seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or other similar laws (including, without limitation, any application under the Companies’ Creditors Arrangement Act (Canada), Bankruptcy and Insolvency Act (Canada) or any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation);

(g)	any proceeding is commenced against or affecting the Company that is not (A) contested actively and diligently in good faith by appropriate and timely proceedings; and (B) in any event stayed within 30 days of commencement:

(i)	seeking to adjudicate it as bankrupt or insolvent;

(ii)	seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or other similar laws (including, without limitation, any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation); or

(iii)	seeking appointment of a receiver, manager, receiver and manager, receiver-manager, trustee, agent, custodian or other similar official for it or for any part of its properties and assets;

(h)	the holder of any security interest, hypothec, charge, encumbrance, lien or claim against any of the Company’s assets does anything to enforce or realize on such security interest, hypothec, charge, encumbrance, lien or claim, or takes possession of any part of the Company’s property;

(i)	any execution, distress or other process of any court becomes enforceable against any of the property of the Company, or a distress or like process is levied upon any of such property; or

(j)	the Company ceases to carry on all or a substantial part of its business.

(k)	For the purposes of this Note, “Material Adverse Effect” means any fact, change, circumstance, condition (financial or otherwise), event or development that, when considered individually or in aggregate, has resulted in or would reasonably be expected to result in a material and adverse effect on (x) the business, assets, liabilities, financial condition, operations, or prospects of the Company or (y) the ability of the Company to (A) pay or perform its obligations under the Notes or (B) avoid an Event of Default or an event which, with the giving of notice or the passage of time or both, would constitute an Event of Default.

10.	No Rights as Shareholder. This Note does not by itself entitle the Holder to any voting or other rights as a shareholder of the Company. In the absence of conversion of this Note, no provisions of, and no enumeration of the rights or privileges of the Holder in, this Note will cause the Holder to be a shareholder of the Company for any purpose.

11.	Transfer; Successors and Assigns. The terms and conditions of this Note will inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Notwithstanding the foregoing, neither party may assign, pledge, or otherwise transfer this Note without the prior written consent of the other party. Subject to the preceding sentence, this Note may be assigned or transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly signed written instrument of transfer in form reasonably satisfactory to the Company. Thereupon, a replacement promissory note for the same principal amount will be issued to, and registered in the name of, the transferee, and the transferee will (as a condition to such assignment) acknowledge and agree to the transfer and to all of the terms and conditions of this Note, in form and substance reasonably satisfactory to the Company. Principal, interest and other amounts owing under this Note are payable only to the registered holder of this Note.

12.	Notices. All notices and other communications given or made under this Note will be in writing and will be deemed effectively given upon the earlier of (a) actual receipt for personal delivery to the party to be notified; (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day; or (c) three business days after deposit with an internationally recognized overnight courier, freight prepaid, specifying next or second business day delivery, with written verification of receipt, addressed to the address set forth in the signature blocks below.

13.	Governing Law. This Note will be governed by, and construed in accordance with, the laws of the Province of British Columbia and applicable federal laws of Canada, without giving effect to principles of conflicts of law.

14.	Amendments and Waivers. Any term of this Note may be amended and the observance of any term of this Note may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Holder. Any amendment or waiver effected in accordance with this Section 14 will be binding on the Holder, each future holder of the Note and any Conversion Shares, and the Company. Notwithstanding anything contained herein to the contrary, so long as the Senior Debt shall remain outstanding the parties shall not amend this Note without the prior consent of the Senior Lenders.

15.	Costs; Waiver. The Company will pay on demand all reasonable costs and expenses (including, without limitation, reasonable attorneys’ fees and disbursements) which the Holder incurs in connection with enforcement of this Note or the protection or preservation of the Holder’s rights hereunder. The Company hereby waives demand, presentment, protest or notice of any kind.

16.	Extensions. Any agreement with the Holder for the extension of the time of payment of the moneys hereby secured or any part thereof made at, before or after maturity, and before the execution of a discharge or release of this Note, need not be registered in any office of public record but will be effective and binding upon the Company when signed by the Company and delivered to the Holder.

17.	Maximum Interest Rate. If any Court of competent jurisdiction deems any provision of this Note to require the Company to make any payment of interest or other amount payable to the Holder in an amount or calculated at a rate which would be prohibited by any applicable law or would result in the receipt by the Holder of interest at a criminal or prohibited rate (as these terms are construed under the Criminal Code (Canada) or any other applicable law), then notwithstanding such provision, the amount or rate will be deemed to have been adjusted with the same effect as if adjusted at the original date of this Note to the maximum amount or rate of interest, as the case may be, as to not be prohibited by any applicable law or result in the receipt by the Holder of interest at a criminal or prohibited rate, the adjustment to be effected to the extent necessary by reducing the amount or rate of interest under Section 3 with any remaining excess that has been paid being credited towards prepayment of the Principal Amount. If any overpayment remains after such crediting, it will be returned forthwith to the Company upon demand.

18.	Severability. Each of the provisions contained in this Note is distinct and severable and a declaration of invalidity, illegality or unenforceability of any provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision of this Note.

19.	Counterparts; Electronic Signature. This Note may be signed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts signed or delivered via facsimile, electronically (including pdf or electronic signature) or other transmission method will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

20.	Loss of Note. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Note or any Note exchanged for it, and indemnity reasonably satisfactory to the Company (in case of loss, theft or destruction) or surrender and cancellation of the Note (in the case of mutilation), the Company will make and deliver in lieu of such Note a new Note of like tenor.

21.	Third Party Beneficiary. Senior Lender shall be a third-party beneficiary of the rights contained in this Note, including the subordination provisions in Section 6, with the right to enforce the provisions contained herein against Holder and the Company. The covenant and agreement of the Parties to subordinate the Junior Debt to the Senior Debt as set forth herein, and neither make nor accept any payments contrary to such subordination, constitutes a contract between the Parties, on the one hand, and the Senior Lender, on the other hand. Until all Senior Debt has been satisfied in accordance with the terms of the Senior Loan and Guaranty Agreement, and notwithstanding anything to the contrary contained in this Note, the Parties shall not, without the prior written consent of Senior Lenders, agree to any amendment or modification of this Note which impacts or otherwise affects the subordination in Section 6.

[Signature Page Follows]

The Company has signed this Convertible Promissory Note as of the Issue Date set forth above.

BITZERO BLOCKCHAIN INC.

By:
Name:	Mohammed Salah Bakhashwain
Title:	President

Address:

Bitzero Blockchain Inc.
100 Cathedral Place, 925 W. Georgia Street
Vancouver (British Columbia), Canada, V6C 2C3

AGREED TO AND ACCEPTED:

FAR HOLDINGS BERMUDA LTD
By:
Name:	Frank Albo
Title:	CEO and Director

Address:

FAR Holdings Bermuda Ltd
Rosebank Centre 5th Floor
11 Bermudian Road
Pembrooke HM 08

Email: frank@farbermuda.com